

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

April 30, 2009

John P. Mitola
President
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

      Re: Juhl Wind, Inc.
              Amendment No. 2 to Registration Statement on
              Form S-1
              Filed April 15, 2009
              File No. 333-154617

Dear Mr. Mitola:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers that we cite in our comments correlate to the page numbers found in the courtesy copies of the filing that you provided us.

General

1. We note on your website, www.juhlwind.com, that you have a link to an article in the Star Tribune dated February 20, 2009, which discusses your plans to raise additional capital through a "$100 million offering, or fund, that might function like an asset-pooled Real Estate Investment Trust." Please provide us an analysis as to the treatment of this communication for purposes of Section 5 of the Securities Act in the context of your plans, if any, to register this offering. Alternatively, please provide us with an analysis as to the treatment of this communication for the purpose of Section 4(2) of the Securities Act if you intend to conduct a private placement of the referenced offering.

2. We note that you have revised your registration statement to include additional studies and reports and that you have not previously provided us with copies of these documents. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statements:

   ▪ "The EIA's 2009 Annual Energy Outlook Early Release Overview released in December 2008 projects that, while coal continues to be the most important . . . ," page 2;

   ▪ "The GEWC's Global Wind 2008 Report predicts that wind power is positioned to supply 10% to 12% of global electricity demand by 2020 . . . ," page 30;

   ▪ "Wind now provides over 21,000 megawatts of electricity . . . according to the American Wind Energy Association's December 22, 2008 press release," page 30;

   ▪ "According to the Emerging Growth Research, LLP's Industry Report: U.S. Wind Section (December 29, 2008) . . . ," page 31; and

   ▪ "According to the U.S. Department of Energy, EIA's International Energy Annual 2006, updated December 8, 2008, the United States had the second highest carbon dioxide emissions . . . ," page 40.

Business, page 28

Corporate Information and History, page 29

3.   Please disclose whether any consideration was paid to the previous principal shareholders, executive officers and/or promoters of the company in connection with the share exchange between the company and Juhl Energy and DanMar. If such consideration was paid, please describe the transaction.

Facilities, page 42

4.   We note that you state on page 38 that you maintain an office in Chicago, Illinois. Please disclose this office in this section of your prospectus.

Certain Relationships and Related Party Transactions, page 53

5.   Please include any transaction with related persons in connection with the share exchange between the company and Juhl Energy and DanMar. See Item 404(a) of Regulation S-K.

6.   We note the disclosure on page 53 that "Daniel J. Juhl transferred 100 shares of common stock of Juhl Energy to John P. Mitola for an agreed purchase price." Please include the approximate dollar value of the amount involved in this transaction.

Selling Stockholders, page 54

7.   We note your response to comment 2 in our letter dated February 12, 2009. In reviewing the table that you have included in the prospectus, however, we note that the investment amount from Bruce Meyers and Imtiaz Khan has changed from the previous disclosure in your correspondence dated January 21, 2009. Please explain to us why this change has occurred.

Financial Statements and Notes

Note 1 – Background, Change of Control, and Basis of Presentation

Reverse Acquisition, page F-8

8.   We have considered your response to comment 18 in our letter dated February 12, 2009. Please expand your disclosures to clearly state the sale of MH & SC, Inc. was a condition of the share exchange transaction.

Acquisition of Next Generation Power Systems and Related Real Property, pages F-8 – F-9

9.   We note your response to comment 22 in our letter dated February 12, 2009. Given that more than 75 days have passed since your acquisition of NextGen, please revise your registration statement to include the required financial statements of NextGen. Reference is made to Rule 8-04(c)(4) of Regulation S-X.

10.   We have considered your response to comment 23 in our letter dated February 12, 2009. We note that you have determined the fair value to be $3.50 per share, which represents a discount to the closing price during the time period in which negotiations of the transaction were occurring. As indicated in paragraph 4 of EITF 99-12, the determination of fair value should be based on the market price of the securities over a reasonable period of time, generally a few days before and after the terms of the acquisition are agreed to and announced. Please tell us how the utilization of this methodology as opposed to yours would have impacted the financial statements.

Note 7 – Income Taxes, pages F-15 – F-16

11.   We note that as of December 31, 2008, you have not recorded a valuation allowance for your deferred tax assets. Given that you have experienced cumulative losses in recent years, tell us and explain the factors you considered, both positive and negative, and the weight you placed on each factor in determining that no valuation allowance was required. Reference is made to paragraphs 23 – 25 of SFAS 109.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely Lamothe at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Spencer G. Feldman (*via facsimile*)
    Brian Gavsie (*via facsimile*)